Suite 535 | 67 Mowat Avenue | Toronto | ON | Canada | M6K 3E3      T:800.98.EUOKO/416.657.4141     F:800.97.EUOKO/416.657.2161

March 24, 2008 VIA COURIER & EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549-3561 United States of America
Attention:	Mr. Michael Moran
Branch Chief

Dear Mr. Moran:

Re:	Euoko Group Inc. (formerly Euoko, Inc.)
Item 4.01 Form 8-K filed March 13, 2008
File No. 0-51163

     Thank you for your letter of March 14, 2008 with respect to the Form 8-K filed March 13, 2008 by Euoko Group Inc. (the “Company”). We have included one copy of the amendment to expedite your review. Please find our responses to your comments below.

1. We agree with your disclosure that a change in accountants always takes place in a reverse acquisition when the same accounting firm is not the auditor for both the legal survivor and the accounting survivor; however, we do not agree with your disclosure that Schwartz Levitsky Feldman automatically became your new registered accounting firm, or that Weinberg became your predecessor. We believe the Board of Directors must make the determination of which firm they choose to dismiss. It appears the Board determined to retain Weinberg and dismiss Schwartz Levitsky Feldman. Please revise the disclosure to clarify these facts or advise if you believe no revision is necessary.

We have revised the disclosure to clarify the facts.

2. In paragraphs two, four and six you use the terms "terminated", "dismissed" and "resigned with respect to Schwartz Levitsky Feldman. Please revise to use consistent terminology.

We have revised the disclosure to use consistent terminology.

3. In the fourth paragraph you refer to Schwartz's most recent report. Please revise to provide disclosure with respect to their reports for either of the two most recent fiscal years.

We have revised to provide disclosure with respect to their reports for either of the two most recent fiscal years.

Genève [SW]
Rue du Rhone 14
1204 Genève

Toronto [CA]
Suite 535
67 Mowat Avenue
Toronto, ON M6K 3E3

London [UK]
Chiswick Park
Building 3
566 Chiswick High Rd.
Chiswick, London W4 5YA

San Diego [US]
Sunroad Corp. Center
2nd Floor
4445 Eastgate Mall
San Diego, CA 92121

Milano [IT]
Via Monte di Pietà 21
Milano 20121

4. We note that you have undertaken to file an amendment with letters from your former accountant(s) as exhibits stating whether or not they agree with the disclosures in the filing. Please note that you will need to file an updated letter or letters covering the disclosures as revised for the comments in this letter.

We have filed a letter from our former accountant stating whether or not they agree with the disclosures in the filing as an exhibit to the Form 8-K/A.

We acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

  we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss our responses during your review, please contact our attorney, Bernard Pinsky, at (604) 643-3153. We look forward to your response.

Yours truly,

/s/ Brandon Truaxe
Brandon Truaxe
President and Chief Executive Officer
Euoko Group Inc.

Encl.

cc:	Clark Wilson LLP
attn: Bernard Pinsky
Fax: 604.687.6314